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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  California Commercial Bankshares

Title of Class of Securities:  Common Stock, no par value

CUSIP Number:  130136104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Bennett Lindenbaum, c/o Basswood Partners, 52 Forest Avenue,
               Paramus, NJ  07652; (201) 843-3644

     (Date of Event which Requires Filing of this Statement)

                         April 17, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  130136104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basswood Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         190,008

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         190,008

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         190,008

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         6.45%

14. Type of Reporting Person

         PN














































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CUSIP No   130136104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Matthew Lindenbaum   ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         190,008

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         190,008

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         190,008

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.45%

14. Type of Reporting Person

         IN














































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CUSIP No.     130136104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Lindenbaum   ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         190,008

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         190,008

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         190,008

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.45%

14. Type of Reporting Person

         IN














































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The purpose of this Schedule 13D is to report the ownership of
Basswood Partners, L.P., Matthew Lindenbaum and Bennett Lindenbaum (together, the "Reporting Persons") in the Common Stock, no par value (the "Shares"), of California Commercial Bankshares (the "Issuer") of 6.45% of the Shares outstanding.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, no par value in California Commercial Bankshares

         The name and address of the principal executive and business office of the Issuer is:

         California Commercial Bankshares
         4100 Newport Plaza
         Newport Beach, CA 92660

Item 2.  Identity and Background

         This statement is being filed on behalf of Basswood Partners, L.P. ("Basswood"), a Delaware limited partnership, and Matthew and Bennett Lindenbaum, the sole principals of Basswood Management, Inc., Basswood's general partner. Basswood's principal office is at 52 Forest Avenue, Paramus, NJ 07652. Basswood is the general partner of Basswood Financial Partners, L.P. ("the Partnership"), and advises several managed accounts.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Matthew Lindenbaum and Bennett Lindenbaum are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Persons are deemed to beneficially own 190,008 Shares. All 190,008 Shares are held by the Partnership or by managed accounts over which the Reporting Persons have investment discretion. The Shares were purchased in open market transactions at


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         an aggregate cost of $1,235,052.  The funds for the
         purchase of the Shares held in the Partnership and the managed accounts over which the Reporting Persons have investment discretion have come from the Partnership's working capital or each account's own funds. The Partnership's working capital includes the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by it.

Item 4.  Purpose of Transactions

         The Shares beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
         Schedule 13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Persons are deemed to be the beneficial owners of 190,008 Shares. Based on information received from the Issuer, there are believed to be 2,944,326 Shares outstanding. Therefore, the Reporting Persons are deemed to beneficially own 6.45% of the outstanding Shares. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons during the past sixty days were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         None of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.
         2. A description of the transactions in the Shares that were effected by the reporting persons during the past 60 days is filed herewith as Exhibit B.


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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By:  /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                               /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                               /s/ Bennett Lindenbaum
                             _________________________________
                             Bennett Lindenbaum

April 29, 1996


















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00705001.AN0



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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

April 29, 1996 relating to the Common Stock of California

Commercial Bankshares shall be filed on behalf of the

undersigned.


                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By:   /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                               /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                               /s/ Bennett Lindenbaum
                             _________________________________
                             Bennett Lindenbaum















00705001.AN0



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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS

  Date           Shares Acquired          Price Per Share
  ____           _______________          _______________

4/17/96             149,508                    $6.50
4/19/96              40,500                    $6.50











































00705001.AN0